Exhibit 1.01

Hardinge Inc.
Conflict Minerals Report

For the Year Ended December 31, 2017

In this report, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Hardinge” refer to Hardinge Inc.

This Conflict Minerals Report (this “Report”) is filed as Exhibit 1.01 to the Specialized Disclosure Form on Form SD filed by Hardinge Inc. (the “Company” or “Hardinge”) with respect to calendar year ended December 31, 2017 in accordance with the terms of Item 1.01(c) of Form SD. In accordance with guidance provided by the Securities and Exchange Commission with respect to Form SD and Conflict Minerals Reports, the Company has not obtained an independent private sector audit of this Report.

Company Overview

Hardinge is a global designer, manufacturer and distributor of machine tools, specializing in precision computer numerically controlled metalcutting machines and workholding technology solutions. The Company supplies high precision computer controlled metalcutting turning machines, grinding machines, machining centers, and repair parts related to those machines. We also engineer and supply high precision, standard and specialty workholding devices, and other machine tool accessories. We believe our products are known for accuracy, reliability, durability and value.

Hardinge does not directly source any of the conflict minerals (specifically, columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten) (“Conflict Minerals”) that may be used in the products it manufactures or contracts to manufacture. Therefore, as discussed in more detail below, the Company must rely solely on the vendors in our supply chain to provide us with information on the origin of the Conflict Minerals contained in components and materials supplied to the Company, which includes information regarding the source of Conflict Minerals supplied to them from other vendors in the supply chain. In this regard, we have contacted over 1,600 of our direct suppliers as part of our due diligence efforts and have directed them to contact their suppliers to the extent they did not directly source the Conflict Minerals. Unfortunately, as is noted below, the results of our due diligence efforts were inconclusive and/or incomplete due to failure on the part of our direct vendors to either make further inquiries regarding the source of Conflict Minerals or to obtain complete results relating to inquiries that they made from their suppliers. We believe that many of the vendors in our supply chain are small businesses that are located in foreign jurisdictions and generally lack the resources and staffing capacity to conduct these inquiries of, what is in many cases, several other vendors in the supply chain, to determine the source of Conflict Minerals on behalf of Hardinge.

Reasonable Country of Origin Inquiry

Hardinge conducted a reasonable country of origin inquiry (“RCOI”) to determine whether the necessary Conflict Minerals in the Company’s products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Hardinge’s primary means of determining country of origin of necessary Conflict Minerals was by conducting a supply-chain survey with direct suppliers, using the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template (the “EICC/GeSI Template”).

Due Diligence

As a result of the RCOI, it is possible that some of the Conflict Minerals in the Company’s products may have originated in the Covered Countries. Accordingly, Hardinge has exercised due diligence to determine the source and chain of custody of the Conflict Minerals that are used in some form in Hardinge products.

The Company has modeled its conflict mineral due diligence after the OECD Due Diligence Guidance for Responsible

Supply Chains of Materials from Conflict-Affected and High Risk Areas, Second Edition, including the related supplements on gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”). The OECD Guidance is a recognized international due diligence framework.

Using the EICC/GeSI Template, the Company’s sourcing personnel (based in various Company locations worldwide) sent initial questionnaires (each, an “Initial Questionnaire”) to all applicable vendors (with each Initial Questionnaire prepared in the vendor’s native language). In each Initial Questionnaire, vendors were asked whether or not Conflict Minerals were included in the composition of the products that Hardinge received from them in 2017. To the extent the Company did not receive a response to the Initial Questionnaire from a particular vendor, Company personnel made a follow-up inquiry to the vendor.

In many cases, the Company did not receive responses from certain vendors with respect to the Company’s inquiries. In other instances, the Company received responses from several vendors indicating that the vendor was unaware whether the products they sold to Hardinge included Conflict Minerals, as some or all of the components of the applicable product were purchased from another vendor in the supply chain. In other cases, the vendors indicated that they have solicited responses from their vendors but those responses were either incomplete or inconclusive. In certain instances, vendors responded that their products contain Conflict Minerals and in a subset of those responses, the vendors indicated that some of the Conflict Minerals originated in the Covered Countries. Though the Company received such disclosure from certain vendors, the vendors reported this information on a company-wide basis (as opposed to a product-basis). Consequently, the Company is unable to determine with certainty as to whether the specific products or materials that it has received from these vendors include Conflict Minerals from the Covered Countries.

The Company has contacted (or attempted to contact) each of the vendors referenced above and have asked these vendors to work on obtaining information about the possibility of Conflict Minerals being present in the products sold to Hardinge. Each of these vendors was also provided with a Hardinge e-mail address so they can send updated information in their native language to us as they obtain it.

Product Description

We manufacture high precision computer controlled metal-cutting turning machines, grinding machines, vertical machining centers, and accessories related to those machines. In connection with the manufacturing and assembly of these machines we purchase various parts from vendors. Among the parts and components used in the manufacture and assembly of our machines, the Company has received information from our vendors during the course of our due diligence that certain of the following items contain one or more Conflict Minerals:

•	computer and related electronics packages for computer-controlled machines;

•	steel;

•	cast iron;

•	bushings;

•	bearings;

•	gears; and

•	linear guideways

Utilizing the EICC/GeSI Template in connection with our supply chain survey, we attempted to obtain the following information regarding the items listed above: (i) the facilities used to process the necessary conflict minerals contained in these items; (ii) the country of origin of the necessary Conflict Minerals contained in these items and (iii) the mine or location of origin from which the necessary Conflict Minerals in these items were sourced.

With respect to the items listed above, though our supply chain survey prompted our vendors with questions regarding these topics, the results of our supply chain survey were incomplete and/or inconclusive as to the foregoing items.

In certain instances, vendors were unable to supply the relevant information as they purchased the item or items from other vendors and would need to request that information from the relevant vendor in the supply chain. We have made requests of our vendors to conduct similar surveys with their suppliers so that we are able to ascertain additional information regarding the necessary Conflict Minerals included in these items.

As noted above, in other cases, certain vendors indicated that they have solicited responses from their vendors but those responses were either incomplete or inconclusive. In some cases, vendors responded that they had not received information from all of their relevant vendors. In other instances, vendors responded that their products contain Conflict Minerals and in a subset of those responses, the vendors indicated that some of the Conflict Minerals originated in the Covered Countries. Though the Company received such disclosure from certain vendors, the vendors reported this information on a company-wide basis (as opposed to a product-basis). Consequently, the Company is unable to determine with certainty as to whether the specific products or materials that it has received from these vendors include Conflict Minerals from the Covered Countries.

Risk Mitigation Efforts

Hardinge is working to improve its Conflict Minerals due diligence process and to mitigate risk that Conflict Minerals in our products could benefit armed groups in the Covered Countries. These efforts to improve our Conflict Minerals due diligence process include the following steps:

•	engage vendors that have not responded to our request for Conflict Minerals information;

•	engage vendors that have responded to our request for Conflict Minerals information, but have nonetheless provided responses that were incomplete and/or inconclusive;

•
work with vendors in our supply chain to educate them regarding the need to have them participate in the Company’s due diligence efforts in making further inquiries of their upstream suppliers of products; and

•	continue developing plans and initiatives for managing and mitigating Conflict Mineral risk in the Company’s supply chain.